FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 29, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




                  GlaxoSmithKline plc's 2005 Half Year Report


GlaxoSmithKline plc published a report presenting its results for the six months ended 30 June 2005 as advertisements in the Financial Times, the Daily Telegraph and the Wall Street Journal today, 29 July 2005.

Copies of these advertisements have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

Tel: +44 (0) 20 7066 1000


These advertisements can be viewed on the Company's website at www.gsk.com.

S M Bicknell
Company Secretary

29 July 2005






SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 1,2005                                       By: S M Bicknell
                                                              ------------------
                                                              S M Bicknell
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc